# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FIGS, Inc., CIK 0001846576
CUSIP: 30260D103
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2834 COLORADO AVENUE, SUITE 100, SANTA MONICA, California (CA), 90404
Date of event which requires filing of this statement: 12/31/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001017918
Persons authorized to receive notices and communications: Patrick M. Patalino, Baron Capital Group, Inc., 767 Fifth Avenue, 49th Floor, New York, New York (NY), 10153, (212) 583-2119

## Reporting persons
- BAMCO INC /NY/ (CIK 0001017918): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,327,945; sole dispositive power 0; shared dispositive power 24,554,051; aggregate amount beneficially owned 24,554,051 (15.2% of the class)
- Baron Capital Management, Inc (CIK 0000790504): type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,283,708; sole dispositive power 0; shared dispositive power 6,283,708; aggregate amount beneficially owned 6,283,708 (3.89% of the class)
- Ronald Baron (CIK 0001012688): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,611,653; sole dispositive power 0; shared dispositive power 30,837,759; aggregate amount beneficially owned 30,837,759 (19.09% of the class)
- Baron Capital Group, Inc: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 29,611,653; sole dispositive power 0; shared dispositive power 30,837,759; aggregate amount beneficially owned 30,837,759 (19.09% of the class)
- Baron Growth Fund (CIK 0000810902): type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 12,368,569; sole dispositive power 0; shared dispositive power 12,368,569; aggregate amount beneficially owned 12,368,569 (7.66% of the class)
- Baron Focused Growth Fund (CIK 0001217673): type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 8,493,569; sole dispositive power 0; shared dispositive power 8,493,569; aggregate amount beneficially owned 8,493,569 (5.26% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: FIGS, Inc.
Address of issuer's principal executive offices: 2834 COLORADO AVENUE, SUITE 100, SANTA MONICA, California (CA), 90404
Comment:
This statement on Schedule 13D (this "Schedule 13D") relates to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of FIGS, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 2834 Colorado Avenue, Suite 100, Santa Monica, California 90404.

The Reporting Persons previously reported their beneficial ownership of Class A Common Stock of the Issuer on a Schedule 13G/A pursuant to Rule 13d-1(b) under the Exchange Act on February 14, 2024.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":
Baron Capital Group, Inc. ("BCG"), a New York corporation
BAMCO, Inc. ("BAMCO"), a New York corporation
Baron Capital Management, Inc. ("BCM"), a New York corporation
Ronald Baron, a United States citizen
Baron Growth Fund ("BGF"), a series of a Massachusetts Business Trust
Baron Focused Growth Fund ("BFGF"), a series of a Delaware Statutory Trust
Residence or business address:
The business address of each Reporting Person is:
767 FIFTH AVENUE
49TH FLOOR, NEW YORK, NY 10153
Present principal occupation or employment:
The principal business of each Reporting Person is:

Ronald Baron, Chairman and CEO of BCG, BAMCO, and BCM
BCG, Holding Company
BAMCO, Investment Advisor
BCM, Investment Advisor
BGF, Mutual Fund
BFGF, Mutual Fund
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: BCG, BAMCO and BCM are New York corporations. Ronald Baron is a citizen of the United States. BGF is a series of a Massachusetts Business Trust. BFGF is a series of a Delaware Statutory Trust.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used approximately $227 million (including brokerage commissions) in the aggregate to purchase the shares of Class A Common Stock reported in this Schedule 13D for its investment advisory clients. All of the shares were paid for by cash assets in the respective investment advisory clients' accounts and/or by margin borrowings pursuant to standard margin agreements.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons have been long-term investors in the securities of the Issuer. The Reporting Persons have acquired an aggregate amount 30,837,759 shares of Class A Common Stock at an average acquisition price of $7.3662 per share and are currently exploring potential additional acquisitions of shares of Class A Common Stock.

On December 31, 2024, Reporting Persons sent a letter to the Issuer informing the Issuer that the Reporting Persons do not support the proposed "going private" transaction for the Issuer. The Reporting Persons intend to have, discussions with the Board of Directors of the Issuer (the "Board") and management regarding the Issuer's valuation and total stockholder return, its investor messaging and disclosure, operations, capital allocation, corporate governance and the strategy and plans of the Issuer, including strategic transactions. The Reporting Persons intend to have discussions with the Board and the Issuer's management about the foregoing matters, and may discuss other matters including, without limitation, the Issuer's management, capital structure and/or corporate structure, dividend and/or buyback policies and compensation practices and may communicate with other shareholders and/or third parties regarding the Issuer, purchases or sales of securities of the Issuer and any or all of the foregoing. The Reporting Persons may explore, develop and/or make plans and/or proposals (whether preliminary or final) with respect to the foregoing, including prior to forming an intention to engage in such plans and/or make such proposals. In connection with such actions, the Reporting Persons do not intend to seek Board representation.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, may consider the feasibility and advisability of various alternative courses of action with respect to such investment, including, without limitation: (a) the purchase or other acquisition of additional Issuer Securities, in the open market, in privately negotiated transactions, or otherwise; (b) the sale, transfer or other disposition of shares of Class A Common Stock or other securities of the Issuer or of subsidiaries of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, "Issuer Securities") in public or private transactions; (c) cause Issuer Securities to be distributed in kind to its investors, members, limited partners or other equityholders; (d) pledging, hypothecating, imposing a lien on, using as a security interest or otherwise encumbering the Issuer Securities; (e) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (f) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (g) changes in the present board of directors or management of the Issuer; (h) a material change in the present capitalization or dividend policy of the Issuer; (i) other material changes in the Issuer's business or corporate structure; (j) changes in the Issuer's certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (k) causing any class of the Issuer's securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (l) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (m) any action similar to those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Calculations of the percentage of Class A Common Stock beneficially owned is based on 161,526,637 shares of Class A Common Stock outstanding as of October 31, 2024, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2024.

The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number and percentage of the Class A Common Stock beneficially owned by the Reporting Person and, for such Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote,shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Information concerning transactions in the Class A Common Stock effected by the Reporting Persons during the past sixty days is set forth in Annex A hereto and is incorporated by reference herein.
Other persons with the right to receive dividends or sale proceeds: The advisory clients of BAMCO and BCM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock in their accounts. To the best of the Reporting Persons' knowledge, no such person has such interest relating to more than 5% of the outstanding class of securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Trading Schedule

99.2 Letter from the Reporting Persons to Issuer, dated as of December 31, 2024

## Signatures
- BAMCO INC /NY/: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (12/31/2024)
- Baron Capital Management, Inc: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (12/31/2024)
- Ronald Baron: /s/ Ronald Baron, Ronald Baron/Individually (12/31/2024)
- Baron Capital Group, Inc: /s/ Ronald Baron, Ronald Baron/Chairman and CEO (12/31/2024)
- Baron Growth Fund: /s/ Ronald Baron, Ronald Baron/CEO (12/31/2024)
- Baron Focused Growth Fund: /s/ Ronald Baron, Ronald Baron/CEO (12/31/2024)